United States

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For March 20, 2024

Commission File Number: 001-14978

Smith & Nephew plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane,
Watford Hertfordshire WD18 8YE
United Kingdom
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

EXPLANATORY NOTE

In connection with the issuance by Smith & Nephew plc of $350,000,000 aggregate principal amount of 5.150% Notes due 2027 and $650,000,000 aggregate principal amount of 5.400% Notes due 2034 (the “Securities”), Smith & Nephew plc is filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File No. 333-277815):

Exhibit List

Exhibit No.      Description

4.1	Officers’ Certificate of the Registrant pursuant to Section 2.07 of the Indenture setting forth the terms of the Securities, including the form of the global note for the 5.150% Notes due 2027 and the 5.400% Notes due 2034.
5.1	Opinion of Davis Polk & Wardwell London LLP, English law counsel to Smith & Nephew plc.
5.2	Opinion of Davis Polk & Wardwell London LLP, US counsel to Smith & Nephew plc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMITH & NEPHEW PLC (Registrant)

Date: March 20, 2024	By:	/s/ Helen Barraclough
	Name: Title:	Helen Barraclough Company Secretary